SCORPIO TANKERS INC.
9, Boulevard Charles III
Monaco 98000

August 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
 100 F Street N.E.
Washington, D.C. 20549
Attn: Susan Block, Attorney Advisor

Re:	Scorpio Tankers Inc. Registration Statement on Form F-4 (No. 333-218478)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-4 initially filed with the U.S. Securities and Exchange Commission on June 2, 2017, as thereafter amended, be accelerated so that it will be made effective at 12:30 p.m. Eastern Daylight Time on August 14, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.

Very truly yours, SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
Name:	Brian M. Lee
Title:	Chief Financial Officer